EXHIBIT 12.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(In millions)	2008	2007	2006	2005	2004
Earnings:
Income before assessments	$629	$888	$739	$502	$398
Fixed charges	9,587	12,841	10,803	6,429	2,548

Total earnings	$10,216	$13,729	$11,542	$6,931	$2,946

Fixed charges:
Interest expense	$9,586	$12,840	$10,802	$6,428	$2,547
Estimated interest component of net rental expense(1)	1	1	1	1	1

Total fixed charges	$9,587	$12,841	$10,803	$6,429	$2,548

Ratio of Earnings to Fixed Charges	1.07	1.07	1.07	1.08	1.16

(1)	The percent of the rent included in the calculation represents an appropriate interest factor.